MADISON COVERED CALL & EQUITY STRATEGY FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

August 28, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE:	Madison Covered Call & Equity Strategy Fund Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 8C File Nos. 333-226105; 811-21582
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of the Madison Covered Call & Equity Strategy Fund (the “Fund”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 2:00 p.m., Washington, D.C. time, on Wednesday, August 29, 2018, or as soon thereafter as is practicable.
In requesting acceleration as described above, the undersigned, on behalf of the Fund, acknowledges the following:
1.    Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.    The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We ask that you please contact the undersigned at (608) 216-9114 as soon as possible after the above-referenced Registration Statement has been declared effective.

Very truly yours,

MADISON COVERED CALL & EQUITY STRATEGY FUND

/s/ Kevin S Thompson
Kevin S. Thompson
Chief Legal Officer